FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC
BLOCK LISTING

Application has been made to the Financial Services Authority and the London Stock Exchange for a block listing of 300,000,000 Ordinary Shares of US$0.50 each for issue under The HSBC Share Plan (185,000,000) and the HSBC Share Plan  2011 (115,000,000) (the "Plans") , to be admitted to the Official List and to trading upon issue.  The Shares will be issued to an employee benefit trust from time to time to satisfy the vesting of awards made to employees under the Plans.  The employee benefit trust has previously made market purchases of Shares to satisfy the vesting of awards. The issue of new Shares will create additional core tier 1 capital for HSBC Holdings plc.
The Shares will rank pari passu with the existing issued Ordinary Shares of the Company.

R G Barber
Group Company Secretary
23 February 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 23 February 2012